FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of April 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Highlights – Year ended March 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 24, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

Financial Summary For the Year Ended March 31, 2009 (US GAAP)

Date:	April 24, 2009

Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Osaka, Nagoya
(Overseas) New York, Singapore
Representative:	Kenichi Watanabe
President and Chief Executive Officer, Nomura Holdings, Inc.
For inquiries:	Toshiki Shinjo
Managing Director, Investor Relations Department, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	For the year ended March 31
	2009		2008
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2008		% Change from March 31, 2007
Total revenue	664,511	(58.3%)	1,593,722	(22.2%)
Net revenue	312,627	(60.3%)	787,257	(27.8%)
Loss before income taxes	(779,046)	—	(64,588)	—
Net loss	(709,436)	—	(67,847)	—
Basic net loss per share	(365.33)		(35.55)
Diluted net loss per share	(366.80)		(35.57)
Return on shareholders’ equity	(39.9%)		(3.3%)
Income before income taxes to total assets	(3.1%)		(0.2%)
Income before income taxes divided by total revenue	(117.2%)		(4.1%)
Equity in earnings of affiliates	(5,534)		10,416

(2) Financial Position
	At March 31
	2009		2008
	(Yen amounts in millions, except per share data)
Total assets		24,856,574		25,236,054
Shareholders’ equity		1,567,109		1,988,124
Shareholders’ equity as a percentage of total assets		6.3%		7.9%
Shareholders’ equity per share		601.63		1,042.60
Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(3) Cash flows
	For the year ended March 31
	2009		2008
	(Yen amounts in millions)
Net cash used in operating activities		(712,629)		(647,906)
Net cash used in investing activities		(98,905)		(102,019)
Net cash provided by financing activities		999,760		942,879
Cash and cash equivalents at end of period		613,566		507,236

2. Cash dividends

	For the year ended March 31
	2008	2009	2010 (Plan)
	(Yen amounts, except Total annual dividends)
Dividends per share
dividends record dates
At June 30	8.50	8.50	0.00
At September 30	8.50	8.50	—
At December 31	8.50	8.50	0.00
At March 31	8.50	0.00	—
For the year	34.00	25.50	—
Total annual dividends (Yen amounts in millions)	64,921	48,706	—
Consolidated payout ratio	—	—	—
Consolidated dividends as a percentage of shareholders’ equity per share	3.1%	3.1%	—

Note: Nomura plan to forgo dividend distribution for Q1 and Q3 of fiscal year 2010. Fiscal year 2010 Q2 and Q4 dividend amounts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2010”.

3. Earnings forecasts for the year ending March 31, 2010

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

4. Other

(1) Significant changes to consolidated subsidiaries during the period : None

(2) Changes in accounting basis, procedure and presentation for the quarterly consolidated financial statements

  The items described in “Significant changes for presenting the consolidated financial statements”.

a)	Changes in accounting principles : Yes
b)	Other changes : None

Note: Please refer to page 16, “Summary of accounting policies” for details.

(3) Number of shares issued (common stock)

	At March 31
	2009		2008
Number of shares outstanding (including treasury stock)		2,661,092,760		1,965,919,860
Treasury stock		56,312,917		57,886,944
Note: Please refer to page 18, “Per share data” for the number of shares used in basic net loss per share calculation. Parent Company Only Operating Results (Japanese GAAP) (1) Operating Results
	For the year ended March 31
	2009		2008
	(Yen amounts in millions, except per share data)
		% Change from March 31, 2008		% Change from March 31, 2007
Operating revenue	340,071	(19.0%)	419,649	23.1
Operating income	135,303	(44.6%)	244,380	19.0
Ordinary income	127,181	(48.3%)	246,231	18.8
Net income (loss)	(394,545)	—	53,985	(65.9%)
Net profit (loss) per share	(203.05)		28.27
Fully diluted net profit per share	—		28.07

(2) Financial Position
	At March 31
	2009		2008
	(Yen amounts in millions, except per share data)
Total assets		3,682,796		4,449,810
Total net assets		1,243,249		1,423,661
Total net assets as a percentage of total assets		33.0%		31.7%
Total net assets per share		457.01		740.17
Shareholders’ equity		1,216,133		1,412,260

* Notes on appropriate use of earnings forecast and other special remarks

Fiscal year 2010 Q2 and Q4 dividend amounts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2010. “Nomura plan to forgo dividend distribution for Q1 and Q3 of fiscal year 2010.

Qualitative Information and Financial Statements

1.	Consolidated Results

(1)	Analysis of Consolidated Results

Operating Results

US GAAP

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	312.6	787.3	(60.3)
Non-interest expenses	1,091.7	851.8	28.2

Income (loss) before income taxes	(779.0)	(64.6)	—
Income tax expense	(69.6)	3.3	—

Net income (loss)	(709.4)	(67.8)	—

Return on equity	(39.9%)	(3.3%)	—

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 312.6 billion yen for the fiscal year ended March 31, 2009, a decrease of 60.3% from the previous year. Non-interest expenses increased 28.2% from the previous year to 1,091.7 billion yen. Loss before income taxes was 779.0 billion yen for the fiscal year ended March 31, 2009. Net loss was 709.4 billion yen for the fiscal year ended March 31, 2009.

Segments Information

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	335.8	837.4	(59.9)
Non-interest expenses	1,091.7	851.8	28.2

Income (loss) before income taxes	(755.9)	(14.4)	—

In business segment totals, which exclude unrealized losses on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2009 was 335.8 billion yen, a decrease of 59.9% from the previous year. Non-interest expenses increased 28.2% from the previous year to 1,091.7 billion yen. Loss before income taxes was 755.9 billion yen for the fiscal year ended March 31, 2009. Please refer to page 17 for further details of the differences between US GAAP and business segment values.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	291.9	402.0	(27.4)
Non-interest expenses	273.6	279.7	(2.2)

Income (loss) before income taxes	18.2	122.3	(85.1)

Net revenue decreased 27.4% from the previous year to 291.9 billion yen. The overall market slump triggered by turmoil in the global financial markets led to a decline in brokerage commissions and commissions for distribution of investment trusts. Non-interest expenses decreased 2.2% to 273.6 billion yen. As a result, income before income taxes decreased 85.1% to 18.2 billion yen.

Operating Results of Global Markets

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	(157.3)	95.6	—
Non-interest expenses	417.4	321.8	29.7

Income (loss) before income taxes	(574.6)	(226.2)	—

Net revenue was negative 157.3 billion yen, due primarily to turmoil in the global financial markets. The acquisition of certain operations of Lehman Brothers led to increase non-interest expenses by 29.7% from the previous year to 417.4 billion yen. As a result, loss before income taxes was 574.6 billion yen.

Operating Results of Investment Banking

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	63.5	83.1	(23.6)
Non-interest expenses	120.9	60.3	100.4

Income (loss) before income taxes	(57.4)	22.8	—

Net revenue decreased 23.6% from the previous year to 63.5 billion yen, due primarily to the decline in transaction volume in the equity finance reflecting instability across the global stock markets. The acquisition of certain operations of Lehman Brothers led to increase 100.4% non-interest expenses to 120.9 billion yen. As a result, loss before income taxes was 57.4 billion yen.

Operating Results of Merchant Banking

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	(69.9)	64.8	—
Non-interest expenses	15.4	11.5	34.2

Income (loss) before income taxes	(85.3)	53.3	—

Net revenue was negative 69.9 billion yen, due primarily to unrealized losses of certain investee companies. Non-interest expenses increased 34.2% from the previous year to 15.4 billion yen. As a result, loss before income taxes was 85.3 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	59.8	88.7	(32.6)
Non-interest expenses	52.4	54.8	(4.3)

Income (loss) before income taxes	7.4	34.0	(78.3)

*	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Net revenue decreased 32.6% from the previous year to 59.8 billion yen. The decline was mainly attributable to the reduction in assets under management primarily driven by plunge in the stock market, and the unrealized losses from pilot funds and seed money for new product development. Non-interest expenses decreased 4.3% to 52.4 billion yen. As a result, income before income taxes decreased 78.3% to 7.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue	147.7	103.2	43.2
Non-interest expenses	211.9	123.8	71.3

Income (loss) before income taxes	(64.2)	(20.6)	—

Net revenue in other operating results increased 43.2% from the previous year to 147.7 billion yen. Loss before income taxes was 64.2 billion yen.

Earnings Forecasts for Next Fiscal Year

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

(2)	Analysis of Financial Position

Total assets as of March 31, 2009, were 24.9 trillion yen, a decrease of 379.5 billion yen compared to March 31, 2008, reflecting primarily a decrease in Collateralized agreements. Total liabilities as of March 31, 2009, were 23.3 trillion yen, a decrease of 41.5 billion yen compared to March 31, 2008, mainly due to a decrease in Collateralized financing, Payables and deposits, and Trading liabilities. Total shareholders’ equity at March 31, 2009, was 1.6 trillion yen, a decrease of 421.0 billion yen compared to March 31, 2008, mainly reflecting a increase in Common stock due to the issuances of stock and a decrease in Retained earnings due to the recording of Net loss.

Cash and cash equivalents as of March 31, 2009, decreased by 106.3 billion yen compared to March 31, 2008. For the year ended March 31, 2009, net cash used in operating activities amounted to 712.6 billion yen due to an increase of trading related assets (net of trading related assets and liabilities). Net cash used in investing activities amounted to 98.9 billion yen due to an increase of system investment cost. Net cash provided by financing activities amounted to 999.8 billion due primarily to proceeds received from issuances of stock and Long-term borrowings.

(3)	Nomura’s Capital Management

Capital Management Policy

Nomura seeks to enhance shareholder value by capturing business opportunities as they develop. To achieve this goal, Nomura maintains sufficient capital to support its business. Nomura reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

Dividend

In regard to cash dividends, Nomura had set target dividend amounts based on the dividend-on-equity ratio (DOE) of 3% as the minimum level of cash dividend. When Nomura achieved a sufficient level of profit, it made additional cash dividend at a pay-out ratio exceeding 30%. For the fiscal year ended March 31, 2009, based on the target dividend amount of 34 yen per share, it paid 8.5 yen of dividend for the first, second, and third quarter. However, Nomura decided to forgo payment of the fourth quarter dividend, as it finished the year at a net loss. Accordingly, the total annual dividend for the current fiscal year is 25.5 yen per share.

For the fiscal year ending March 31, 2010, Nomura changed its dividend policy from the DOE focused one to the pay-out ratio of 30% as a key indicator so that it can achieve stable dividend payouts. The payment frequency will also be changed from quarterly (record dates: June 30, September 30, December 31 and March 31) to semi-annual (record dates: September 30 and March 31) in principle. Pursuant to Article 459 of Companies’ Act of Japan, in its Articles of Incorporation, Nomura established the capability to declare dividends from retained earnings by decision of the Board of Directors based on the record dates of June 30, September 30, December 31, and March 31 of each year.

As for retained earnings, Nomura intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

Stock Repurchase

Nomura repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When Nomura decides to set up a share buyback program, the firm will announce the decision soon after it is made and purchase of the shares would follow the internal guidelines. Nomura didn’t repurchase any during the fiscal year ended March 31, 2009.

2.	Organizational Structure

This section is omitted as there are no major changes in “Business Overview - Organizational Structure” and “Subsidiaries and Affiliates” in the most recent Nomura Holdings, Inc.’s “Annual Securities Report Pursuant to the Financial Instruments and Exchange Act for The Fiscal Year Ended March 31, 2008” annual report filed on June 30, 2008.

3.	Corporate Goals and Principles

(1)	Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive financial services group. We have also set a management target of maintaining an average consolidated return on equity (ROE) of 10% to 15% on a consolidated basis over the medium to long term.

We expect the deterioration of the economy and the challenging business environment due to the global turbulence in the financial market to continue. However, by turning the current environment and competitive conditions into an opportunity, we will push forward to build a new growth model that focuses on clients and improving our market share. We aim to achieve a balance between maintaining a sound financial base and the agile allocation of management resources for profit-generating opportunities. In addition, we will promote compliance with applicable laws, regulations and ensure proper corporate behavior.

(2)	Structure of Business Operations

Nomura Group is organized around globally-linked business divisions under a unified strategy, rather than individual legal entities. Nomura Group’s operations are comprised of Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each respective area, and maximize the collective strength of Nomura Group by enhancing collaboration between business divisions.

(3)	Management Challenges and Strategies

The deterioration of economic conditions due to the turbulence in the U.S. and European financial markets has increased the severity of the downturn since autumn 2008, significantly affecting the real economies of both developed and emerging countries. The economic environment in Japan is also severer than ever. The combination of the appreciating yen and decreased foreign demand has forced domestic companies (especially export-driven firms) to significantly adjust production, while dire employment conditions have slowed domestic demand rapidly.

In this environment, we will plan to strategically allocate management resources to grow our client base, improve our market share, and increase profits. In addition, we will proceed with our plans to reduce costs by business reengineering and increasing operational efficiency. All employees will work together to improve our business performance. To do so, we will implement the following initiatives.

In Retail, we will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate customer needs that have become increasingly sophisticated and diverse. We aim to continue being a trusted partner to our clients by providing world-class quality products and services that meet their individual needs.

Global Markets will continue to be the product supply hub for Nomura. In light of the changing environment in the financial markets, we will focus on delivering high value-added products and solutions to our clients by enhancing our product development expertise in key areas such as derivatives, leveraging Instinet’s global trading infrastructure, and making full use of the strengthened business franchise. In Global Fixed Income, we will strengthen our global marketing structure, trading and product development by tapping into our increased human capital pool abroad. In Global Equities, we aim to establish ourselves as a bulge bracket firm that provides world-class liquidity.

In Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by providing high value-added solutions to meet the individual needs of each client. With a strengthened business franchise in Asia and Europe, we aim to enhance our presence as a global investment bank centered in Asia that provides world-class services, while continuing to build our business in Japan.

In Merchant Banking, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investment by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach to new investments and continually reevaluating the strategies of some businesses including withdrawal.

In Asset Management, we aim to increase our world-class competitive advantage in Japan and the rest of Asia by aggressively expanding our investment management and product delivery capabilities globally. In Japan, we intend to enhance our brand value by providing a diverse range of investment opportunities through various sales channels and pursuing further penetration into both individual and institutional investors. Outside Japan, we aim to expand our client base and increase assets under management by meeting international investor demand for investment opportunities in Japan and Asia.

In implementing the initiatives outlined above, we will enhance collaboration between business divisions. We aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the financial and capital markets.

4.	Consolidated Financial Statements

(1)	Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	613,566	507,236	106,330
Time deposits	537,084	758,130	(221,046)
Deposits with stock exchanges and other segregated cash	272,059	168,701	103,358

	1,422,709	1,434,067	(11,358)

Loans and receivables:
Loans receivable	519,179	784,262	(265,083)
Receivables from customers	23,619	43,623	(20,004)
Receivables from other than customers	1,103,974	361,114	742,860
Allowance for doubtful accounts	(3,765)	(1,399)	(2,366)

	1,643,007	1,187,600	455,407

Collateralized agreements:
Securities purchased under agreements to resell	2,657,151	3,233,200	(576,049)
Securities borrowed	5,755,467	7,158,167	(1,402,700)

	8,412,618	10,391,367	(1,978,749)

Trading assets and private equity investments*:
Trading assets	11,348,747	9,947,443	1,401,304
Private equity investments	323,865	330,745	(6,880)

	11,672,612	10,278,188	1,394,424

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥225,475 million at March 31, 2009 and ¥260,910 million at March 31, 2008)	357,256	389,151	(31,895)
Non-trading debt securities*	244,027	246,108	(2,081)
Investments in equity securities*	118,902	139,330	(20,428)
Investments in and advances to affiliated companies*	243,474	361,334	(117,860)
Other	741,969	808,909	(66,940)

	1,705,628	1,944,832	(239,204)

Total assets	24,856,574	25,236,054	(379,480)

*	Including securities pledged as collateral

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

	Millions of yen
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	1,183,374	1,426,266	(242,892)
Payables and deposits:
Payables to customers	403,797	264,679	139,118
Payables to other than customers	398,187	322,927	75,260
Deposits received at banks	440,334	362,775	77,559

	1,242,318	950,381	291,937

Collateralized financing:
Securities sold under agreements to repurchase	5,000,787	4,298,872	701,915
Securities loaned	2,243,152	3,753,730	(1,510,578)
Other secured borrowings	2,914,015	2,488,129	425,886

	10,157,954	10,540,731	(382,777)

Trading liabilities	4,752,054	4,469,942	282,112
Other liabilities	470,737	636,184	(165,447)
Long-term borrowings	5,483,028	5,224,426	258,602

Total liabilities	23,289,465	23,247,930	41,535

Shareholders’ equity:
Common stock
Authorized - 6,000,000,000 shares
Issued - 2,661,092,760 shares at March 31, 2009 and
1,965,919,860 shares at March 31, 2008
Outstanding - 2,604,779,843 shares at March 31, 2009 and
1,906,885,059 shares at March 31, 2008	321,765	182,800	138,965
Additional paid-in capital	402,902	177,227	225,675
Retained earnings	1,037,313	1,779,783	(742,470)
Accumulated other comprehensive income	(117,969)	(71,111)	(46,858)

	1,644,011	2,068,699	(424,688)
Common stock held in treasury, at cost -
56,312,917 shares at March 31, 2009 and 59,034,801 shares at March 31, 2008	(76,902)	(80,575)	3,673

Total shareholders’ equity	1,567,109	1,988,124	(421,015)

Total liabilities and shareholders’ equity	24,856,574	25,236,054	(379,480)

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(2)	Consolidated Statements of Operations (UNAUDITED)

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Revenue:
Commissions	306,803	404,659	(24.2)
Fees from investment banking	54,953	85,096	(35.4)
Asset management and portfolio service fees	140,166	189,712	(26.1)
Net (loss) gain on trading	(128,339)	61,720	—
(Loss) gain on private equity investments	(54,791)	76,505	—
Interest and dividends	331,356	796,540	(58.4)
Loss on investments in equity securities	(25,500)	(48,695)	—
Other	39,863	28,185	41.4

Total revenue	664,511	1,593,722	(58.3)
Interest expense	351,884	806,465	(56.4)

Net revenue	312,627	787,257	(60.3)

Non-interest expenses :
Compensation and benefits	491,555	366,805	34.0
Commissions and floor brokerage	73,681	90,192	(18.3)
Information processing and communications	154,980	135,004	14.8
Occupancy and related depreciation	78,480	64,841	21.0
Business development expenses	31,638	38,135	(17.0)
Other	261,339	156,868	66.6

	1,091,673	851,845	28.2

Loss before income taxes	(779,046)	(64,588)	—
Income tax expense	(69,610)	3,259	—

Net loss	(709,436)	(67,847)	—

	Yen		% Change
Per share of common stock:

Basic-
Net loss	(365.33)	(35.55)	—

Diluted-
Net loss	(366.80)	(35.57)	—

(3)	Consolidated Statements of Changes in Shareholders’ equity (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2009	March 31, 2008
Common stock
Balance at beginning of year	182,800	182,800
New issue of stock	138,965	—

Balance at end of year	321,765	182,800

Additional paid-in capital
Balance at beginning of year	177,227	165,496
Gain (loss) on sales of treasury stock	2,755	(1,458)
Issuance and exercise of common stock options	9,954	13,189
Issuance of common stock	143,482	—
Beneficial conversion feature relating to (subordinated) convertible bond	69,484	—

Balance at end of year	402,902	177,227

Retained earnings
Balance at beginning of year	1,779,783	1,910,978
Net loss	(709,436)	(67,847)
Cash dividends	(48,675)	(64,883)
Adjustments to initially apply FIN 48	—	1,266
Adjustments to initially apply EITF 06-2	—	(1,119)
Adjustments to initially apply SOP 07-1	—	2,049
Adjustments to initially apply SFAS 157	10,383	—
Adjustments to initially apply SFAS 159	5,258	—
Loss on sales of treasury stock	—	(661)

Balance at end of year	1,037,313	1,779,783

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	(28,416)	36,889
Net change during the year	(44,585)	(65,305)

Balance at end of year	(73,001)	(28,416)

Defined benefit pension plans
Balance at beginning of year	(42,695)	(30,276)
Pension liability adjustment	(2,273)	(12,419)

Balance at end of year	(44,968)	(42,695)

Balance at end of year	(117,969)	(71,111)

Common stock held in treasury
Balance at beginning of year	(80,575)	(79,968)
Repurchases of common stock	(91)	(3,525)
Sale of common stock	73	85
Common stock issued to employees	3,759	2,862
Other net change in treasury stock	(68)	(29)

Balance at end of year	(76,902)	(80,575)

Total shareholders’ equity
Balance at end of year	1,567,109	1,988,124

(4)	Consolidated Statements of Cash Flows (UNAUDITED)

	Millions of yen
	For the year ended
	March 31, 2009	March 31, 2008
Cash flows from operating activities:
Net loss	(709,436)	(67,847)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	75,780	63,463
Loss on investments in equity securities	25,500	48,695
Changes in operating assets and liabilities:
Time deposits	72,670	(314,240)
Deposits with stock exchanges and other segregated cash	(153,059)	(82,817)
Trading assets and private equity investments	(3,153,499)	2,139,627
Trading liabilities	1,323,314	299,611
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,490,423	(2,562,836)
Securities borrowed, net of securities loaned	(278,318)	(1,036,076)
Other secured borrowings	425,886	1,097,679
Loans and receivables, net of allowance	(1,336,288)	(58,541)
Payables	994,150	(1,639)
Other, net	510,248	(172,985)

Net cash used in operating activities	(712,629)	(647,906)

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(95,978)	(126,285)
Proceeds from sales of office buildings, land, equipment and facilities	38,799	15,621
Payments for purchases of investments in equity securities	(6,236)	(615)
Proceeds from sales of investments in equity securities	2,065	7,887
Decrease in loans receivable at banks, net	28,096	14,042
(Increase) decrease in non-trading debt securities, net	(19,415)	2,665
Other, net	(46,236)	(15,334)

Net cash used in investing activities	(98,905)	(102,019)

Cash flows from financing activities:
Increase in long-term borrowings	2,091,553	2,425,393
Decrease in long-term borrowings	(1,262,300)	(1,722,644)
(Decrease) increase in short-term borrowings, net	(175,988)	386,048
Increase (decrease) in deposits received at banks, net	126,520	(57,756)
Proceeds from issuances of common stock	282,447	—
Proceeds from sales of common stock	65	828
Payments for repurchases of common stock	(91)	(3,525)
Payments for cash dividends	(64,924)	(86,866)
Proceeds from issuances of stock by a subsidiary	2,478	1,401

Net cash provided by financing activities	999,760	942,879

Effect of initial adoption of SOP 07-1 on cash and cash equivalents	—	(38,427)
Effect of exchange rate changes on cash and cash equivalents	(81,896)	(57,319)

Net increase in cash and cash equivalents	106,330	97,208
Cash and cash equivalents at beginning of the period	507,236	410,028

Cash and cash equivalents at end of the period	613,566	507,236

Note: Certain reclassifications of previously reported amounts have been made to conform to the current year presentation.

(5)	Events or conditions that may cast significant doubt in assumption as a going concern (UNAUDITED)

None.

(6)	Note to the Consolidated Financial Statements (UNAUDITED)

Summary of accounting policies

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 30, 2008) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 30, 2008) for the year ended March 31, 2008.

Presentations of significant changes in accounting principles are as follows:

Accounting for fair value measurements—

Nomura adopted Financial Accounting Standards Board (“FASB”) SFAS No. 157, “Fair Value Measurements” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for fair value option for financial assets and financial liabilities—

Nomura adopted FASB SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings.

Accounting for offsetting of amounts related to certain contracts—

Nomura adopted FASB staff position No. 39-1, “Amendment of FASB Interpretation No. 39” on April 1, 2008. The consolidated balance sheets as of March 31, 2008 have been reclassified in accordance with this standard, as it requires retrospective application.

Segment information-Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net revenue

Business segment information:
Retail	291,857	402,018	(27.4)
Global Markets	(157,254)	95,597	—
Investment Banking	63,499	83,109	(23.6)
Merchant Banking	(69,875)	64,793	—
Asset Management	59,789	88,741	(32.6)

Sub Total	188,016	734,258	(74.4)
Other	147,748	103,168	43.2

Net revenue	335,764	837,426	(59.9)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(23,137)	(50,169)	—

Net revenue	312,627	787,257	(60.3)

Non-interest expenses

Business segment information:
Retail	273,620	279,702	(2.2)
Global Markets	417,387	321,794	29.7
Investment Banking	120,910	60,336	100.4
Merchant Banking	15,398	11,473	34.2
Asset Management	52,409	54,790	(4.3)

Sub Total	879,724	728,095	20.8
Other	211,949	123,750	71.3

Non-interest expenses	1,091,673	851,845	28.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,091,673	851,845	28.2

Income (loss) before income taxes

Business segment information:
Retail	18,237	122,316	(85.1)
Global Markets	(574,641)	(226,197)	—
Investment Banking	(57,411)	22,773	—
Merchant Banking	(85,273)	53,320	—
Asset Management	7,380	33,951	(78.3)

Sub Total	(691,708)	6,163	—
Other *	(64,201)	(20,582)	—

Income (loss) before income taxes	(755,909)	(14,419)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(23,137)	(50,169)	—

Income (loss) before income taxes	(779,046)	(64,588)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the year ended		(A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Net gain (loss) on trading related to economic hedging transactions	64,152	(9,740)	—
Realized gain (loss) on investments in equity securities held for operating purposes	(2,363)	1,474	—
Equity in earnings of affiliates	(718)	4,743	—
Corporate items	(70,533)	(13,424)	—
Others	(54,739)	(3,635)	—

Total	(64,201)	(20,582)	—

Note:	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding	2,604,779,843

Net loss per share is calculated based on the following number of shares.

Average number of shares outstanding	1,941,906,637

Disclosure of other notes (lease, intercompany transactions, tax effect accounting, retirement benefit, etc.) have deemed not necessary for this financial summary.

(7)	Other Financial Informations (UNAUDITED)

Consolidated Statements of Operations – Quarterly

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008(A)	March 31, 2009(B)
Revenue:
Commissions	112,953	106,883	103,434	81,389	82,198	84,886	73,373	66,346	(9.6)
Fees from investment banking	29,890	16,176	20,340	18,690	13,407	10,026	19,678	11,842	(39.8)
Asset management and portfolio service fees	47,311	50,910	47,636	43,855	42,779	42,411	29,410	25,566	(13.1)
Net gain (loss) on trading	99,767	8,669	65,090	(111,806)	10,515	(21,015)	(134,518)	16,679	—
Gain (loss) on private equity investments	46,159	6,774	(2,987)	26,559	(37,663)	23,167	(24,782)	(15,513)	—
Interest and dividends	294,783	245,912	177,280	78,565	117,957	126,993	45,899	40,507	(11.7)
(Loss) gain on investments in equity securities	(540)	(24,216)	(6,977)	(16,962)	964	(9,804)	(12,938)	(3,722)	—
Other	16,309	9,631	(3,444)	5,689	27,719	1,068	6,588	4,488	(31.9)

Total revenue	646,632	420,739	400,372	125,979	257,876	257,732	2,710	146,193	—
Interest expense	301,830	244,039	156,119	104,477	122,789	129,667	52,456	46,972	(10.5)

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(49,746)	99,221	—

Non-interest expenses:
Compensation and benefits	100,653	94,370	93,361	78,421	87,910	80,098	161,823	161,724	(0.1)
Commissions and floor brokerage	22,684	22,579	20,395	24,534	18,634	20,343	17,561	17,143	(2.4)
Information processing and communications	29,188	34,719	33,869	37,228	33,359	34,632	40,838	46,151	13.0
Occupancy and related depreciation	15,917	15,131	14,258	19,535	15,868	17,180	23,245	22,187	(4.6)
Business development expenses	8,811	9,866	9,455	10,003	7,032	7,919	8,123	8,564	5.4
Other	27,609	50,623	28,525	50,111	56,548	37,234	98,206	69,351	(29.4)

	204,862	227,288	199,863	219,832	219,351	197,406	349,796	325,120	(7.1)

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	(399,542)	(225,899)	—
Income tax expense	64,002	(38,881)	22,615	(44,477)	(7,672)	3,531	(56,648)	(8,821)	—

Net income (loss)	75,938	(11,707)	21,775	(153,853)	(76,592)	(72,872)	(342,894)	(217,078)	—

	Yen								% Change
Per share of common stock:
Basic-
Net income (loss)	39.80	(6.13)	11.41	(80.62)	(40.14)	(38.18)	(179.62)	(107.61)	—

Diluted-
Net income (loss)	39.67	(6.14)	11.37	(80.68)	(40.18)	(38.23)	(180.97)	(109.33)	—

Business Segment Information – Quarterly Results

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of operations.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008(A)	March 31, 2009(B)
Net revenue

Business segment information:
Retail	121,840	103,260	98,408	78,510	85,809	74,455	69,650	61,943	(11.1)
Global Markets	108,909	16,763	103,228	(133,303)	10,970	(6,538)	(171,084)	9,398	—
Investment Banking	36,740	10,812	20,757	14,800	28,986	5,247	22,658	6,608	(70.8)
Merchant Banking	43,407	8,458	(10,190)	23,118	(37,009)	20,500	(34,987)	(18,379)	—
Asset Management	25,832	23,251	22,730	16,928	21,112	14,711	10,842	13,124	21.0

Sub Total	336,728	162,544	234,933	53	109,868	108,375	(102,921)	72,694	—
Other	10,721	37,591	16,433	38,423	24,546	27,992	64,727	30,483	(52.9)

Net revenue	347,449	200,135	251,366	38,476	134,414	136,367	(38,194)	103,177	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	(8,302)	(11,552)	(3,956)	—

Net revenue	344,802	176,700	244,253	21,502	135,087	128,065	(49,746)	99,221	—

Non-interest expenses

Business segment information:
Retail	71,285	71,054	69,907	67,456	69,630	69,137	67,370	67,483	0.2
Global Markets	82,866	84,453	78,830	75,645	72,589	80,150	124,438	140,210	12.7
Investment Banking	16,003	14,733	15,035	14,565	16,411	13,970	42,601	47,928	12.5
Merchant Banking	3,306	3,031	2,134	3,002	2,357	5,853	2,604	4,584	76.0
Asset Management	12,840	14,879	13,396	13,675	12,960	13,916	12,933	12,600	(2.6)

Sub Total	186,300	188,150	179,302	174,343	173,947	183,026	249,946	272,805	9.1
Other	18,562	39,138	20,561	45,489	45,404	14,380	99,850	52,315	(47.6)

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	197,406	349,796	325,120	(7.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	204,862	227,288	199,863	219,832	219,351	197,406	349,796	325,120	(7.1)

Income (loss) before income taxes

Business segment information:
Retail	50,555	32,206	28,501	11,054	16,179	5,318	2,280	(5,540)	—
Global Markets	26,043	(67,690)	24,398	(208,948)	(61,619)	(86,688)	(295,522)	(130,812)	—
Investment Banking	20,737	(3,921)	5,722	235	12,575	(8,723)	(19,943)	(41,320)	—
Merchant Banking	40,101	5,427	(12,324)	20,116	(39,366)	14,647	(37,591)	(22,963)	—
Asset Management	12,992	8,372	9,334	3,253	8,152	795	(2,091)	524	—

Sub Total	150,428	(25,606)	55,631	(174,290)	(64,079)	(74,651)	(352,867)	(200,111)	—
Other *	(7,841)	(1,547)	(4,128)	(7,066)	(20,858)	13,612	(35,123)	(21,832)	—

Income (loss) before income taxes	142,587	(27,153)	51,503	(181,356)	(84,937)	(61,039)	(387,990)	(221,943)	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,647)	(23,435)	(7,113)	(16,974)	673	(8,302)	(11,552)	(3,956)	—

Income (loss) before income taxes	139,940	(50,588)	44,390	(198,330)	(84,264)	(69,341)	(399,542)	(225,899)	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008(A)	March 31, 2009(B)
Net gain (loss) on trading related to economic hedging transactions	(14,425)	2,808	364	1,513	1,006	20,188	40,265	2,693	(93.3)
Realized gain (loss) on investments in equity securities held for operating purposes	2,107	(781)	135	13	291	(1,503)	(1,385)	234	—
Equity in earnings of affiliates	5,105	2,579	(5,247)	2,306	2,061	3,999	(376)	(6,402)	—
Corporate items	(9,687)	(12,252)	(11,750)	20,265	(5,620)	(2,349)	(34,953)	(27,611)	—
Others	9,059	6,099	12,370	(31,163)	(18,596)	(6,723)	(38,674)	9,254	—

Total	(7,841)	(1,547)	(4,128)	(7,066)	(20,858)	13,612	(35,123)	(21,832)	—

Note:	Defined contribution pension plan business in Asset Management was integrated to Other business in the second quarter of the fiscal year ending March 31, 2009. Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

“Commissions/fees received” and “Net gain on trading” consists of the following

	Millions of yen								% Change	Millions of yen		% Change
	For the three months ended									For the year ended
	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008(A)	March 31, 2009(B)	(B-A)/(A)	March 31, 2008(C)	March 31, 2009(D)	(D-C)/(C)
Commissions/fees received

Commissions	112,953	106,883	103,434	81,389	82,198	84,886	73,373	66,346	(9.6)	404,659	306,803	(24.2)

Brokerage Commissions	64,169	64,655	65,471	56,730	49,287	53,840	60,208	40,028	(33.5)	251,025	203,363	(19.0)
Commissions for Distribution of Investment Trust	39,172	34,223	30,600	17,247	25,811	24,173	6,897	19,056	176.3	121,242	75,937	(37.4)

Fees from Investment Banking	29,890	16,176	20,340	18,690	13,407	10,026	19,678	11,842	(39.8)	85,096	54,953	(35.4)

Underwriting and Distribution	10,469	10,434	14,219	10,524	6,815	3,385	9,424	5,491	(41.7)	45,646	25,115	(45.0)
M&A / Financial Advisory Fees	18,187	5,691	5,747	8,192	4,568	6,218	10,119	5,824	(42.4)	37,817	26,729	(29.3)

Asset Management and Portfolio Service Fees	47,311	50,910	47,636	43,855	42,779	42,411	29,410	25,566	(13.1)	189,712	140,166	(26.1)

Asset Management Fees	42,904	46,150	43,358	39,552	38,485	38,358	26,027	22,574	(13.3)	171,964	125,444	(27.1)
Total	190,154	173,969	171,410	143,934	138,384	137,323	122,461	103,754	(15.3)	679,467	501,922	(26.1)

Net gain (loss) on trading

Merchant Banking	255	2,010	(5,149)	(2,085)	(69)	(457)	(584)	(1,550)	—	(4,969)	(2,660)	—
Equity Trading	51,696	28,189	25,574	31,496	33,267	1,717	(13,973)	(59,671)	—	136,955	(38,660)	—
Fixed Income and Other Trading	47,816	(21,530)	44,665	(141,217)	(22,683)	(22,275)	(119,961)	77,900	—	(70,266)	(87,019)	—

Total	99,767	8,669	65,090	(111,806)	10,515	(21,015)	(134,518)	16,679	—	61,720	(128,339)	—

5.	Unconsolidated Financial Statements

(1)	Unconsolidated Balance Sheet (UNAUDITED)

	(Million of yen)
	March 31, 2009	March 31, 2008	Increase/(Decrease)
ASSETS
Current Assets	1,852,470	2,272,127	(419,657)

Cash and time deposits	1,225	1,416	(191)
Certificate deposits	20,500	18,800	1,700
Money held in trust	57,077	78,533	(21,456)
Short-term loans receivable	1,659,355	2,068,347	(408,992)
Accounts receivable	68,858	76,783	(7,925)
Deferred tax assets	25,512	1,370	24,142
Other current assets	24,760	26,883	(2,124)
Allowance for doubtful accounts	(4,817)	(6)	(4,811)
Fixed Assets	1,830,326	2,177,683	(347,357)

Tangible fixed assets	55,877	52,216	3,661
Buildings	20,446	16,688	3,758
Furniture & fixtures	26,591	26,688	(97)
Land	8,839	8,839	—
Intangible assets	110,217	142,339	(32,122)
Software	110,217	142,339	(32,122)
Investments and others	1,664,232	1,983,128	(318,896)
Investment securities	118,980	156,267	(37,287)
Investments in subsidiaries and affiliates (at cost)	1,159,429	1,286,638	(127,209)
Other securities of subsidiaries and affiliates	24,111	26,021	(1,910)
Long-term loans receivable from subsidiaries and affiliates	135,000	309,000	(174,000)
Long-term guarantee deposits	42,671	49,548	(6,877)
Deferred tax assets	155,297	131,793	23,504
Other investments	28,802	23,893	4,909
Allowance for doubtful accounts	(57)	(32)	(25)

TOTAL ASSETS	3,682,796	4,449,810	(767,014)

	(Millions of yen)
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
LIABILITIES
Current liabilities	614,408	1,601,961	(987,553)

Short-term borrowings	470,000	1,446,500	(976,500)
Bond due within one year	60,000	50,000	10,000
Collaterals received	39,663	57,035	(17,372)
Accrued income taxes	2	11,296	(11,294)
Other current liabilities	44,744	37,131	7,612
Long-term liabilities	1,825,139	1,424,188	400,951

Bonds payable	695,446	354,930	340,515
Convertible Bonds	110,000	—	110,000
Long-term borrowings	1,018,000	1,067,000	(49,000)
Other long-term liabilities	1,693	2,257	(564)

TOTAL LIABILITIES	2,439,547	3,026,149	(586,602)

NET ASSETS
Shareholders’ equity	1,191,520	1,372,324	(180,804)
Common stock	321,765	182,800	138,965
Additional paid-in capital	251,469	112,504	138,965
Capital reserve	251,469	112,504	138,965
Retained earnings	692,839	1,155,315	(462,476)
Retained earnings reserve	81,858	81,858	—
Other retained earnings	610,981	1,073,457	(462,476)
Reserve for specified fixed assets	13	16	(3)
General reserve	994,000	994,000	—
Retained earnings carried forward	(383,032)	79,442	(462,473)
Treasury stock	(74,554)	(78,296)	3,742
Valuation and translation adjustments	24,613	39,936	(15,323)
Net unrealized gain on investments	16,157	34,914	(18,756)
Deferred gains or loss on hedges	8,456	5,023	3,433
Stock acquisition rights	27,116	11,401	15,715

TOTAL NET ASSETS	1,243,249	1,423,661	(180,412)

TOTAL LIABILITIES AND NET ASSETS	3,682,796	4,449,810	(767,014)

(2)	Unconsolidated Statements of Operations (UNAUDITED)

	(Millions of yen)
	For the year ended March 31, 2009(A)	For the year ended March 31, 2008(B)	% Change (A-B)/(B)
Operating revenue	340,071	419,649	(19.0)%

Property and equipment fee revenue	116,478	103,971	12.0
Rent revenue	38,450	37,890	1.5
Royalty on trademark	14,088	19,870	(29.1)
Dividend from subsidiaries and affiliates	143,552	228,462	(37.2)
Others	27,502	29,457	(6.6)
Operating expenses	204,768	175,269	16.8

Compensation and benefits	21,884	15,039	45.5
Rental and maintenance	42,954	44,742	(4.0)
Data processing and office supplies	37,802	33,850	11.7
Depreciation and amortization	54,056	44,002	22.8
Others	13,545	8,453	60.2
Interest expenses	34,529	29,183	18.3

Operating income	135,303	244,380	(44.6)

Non-operating income	2,776	3,369	(17.6)
Non-operating expenses	10,898	1,518	618.1

Ordinary income	127,181	246,231	(48.3)

Special profits	2,739	7,300	(62.5)
Gain on sales of investment securities	2,577	7,300	(64.7)
Gain on sales of fixed assets	162	—	—
Special losses	568,410	231,048	146.0
Loss on sales of investment securities	636	1,106	(42.5)
Loss on devaluation of investment securities	8,451	2,155	292.1
Loss on devaluation of investments in subsidiaries and affiliates	556,759	224,565	147.9
Loss on retirement of fixed assets	2,564	3,221	(20.4)

Income before income taxes	(438,491)	22,483	—

Income taxes - current	(6,949)	13,445	—

Income taxes - deferred	(36,997)	(44,946)	—

Net income (loss)	(394,545)	53,985	—

(3)	Unconsolidated Statements of Changes in Shareholders’ Equity (UNAUDITED)

	(Millions of yen)
	Year ended March 31
	2009	2008
Shareholder’s Equity
Common stock
Balance at beginning of the year	182,800	182,800
Change in the year
Issuance of new shares	138,965	—

Total change in the year	138,965

Balance at end of the year	321,765	182,800

Additional paid-in capital
Capital reserve
Balance at beginning of the year	112,504	112,504
Change in the year
Issuance of new shares	138,965	—

Total change in the year	138,965	—

Balance at end of the year	251,469	112,504

Other capital reserve
Balance at beginning of the year	—	1,458
Change in the year
Disposal of treasury stock	—	(1,458)

Total change in the year	—	(1,458)

Balance at end of the year	—	—

Total capital reserve
Balance at beginning of the year	112,504	113,962
Change in the year
Issuance of new shares	138,965	—
Disposal of treasury stock	—	(1,458)

Total change in the year	138,965	(1,458)

Balance at end of the year	251,469	112,504

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858	81,858

Balance at end of the year	81,858	81,858

Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	16	19
Change in the year
Reversal of reserve for specified fixed assets	(3)	(3)

Total change in the year	(3)	(3)

Balance at end of the year	13	16

General reserve
Balance at beginning of the year	994,000	994,000

Balance at end of the year	994,000	994,000

Retained earnings carried forward
Balance at beginning of the year	79,442	112,981
Change in the year
Cash dividends	(64,924)	(86,866)
Reversal of reserve for specified fixed assets	3	3
Net income (loss)	(394,545)	53,985
Disposal of treasury stock	(3,007)	(661)

Total change in the year	(462,473)	(33,540)

Balance at end of the year	(383,032)	79,442

Total retained earnings
Balance at beginning of the year	1,155,315	1,188,858
Change in the year
Cash dividends	(64,924)	(86,866)
Net income (loss)	(394,545)	53,985
Disposal of treasury stock	(3,007)	(661)

Total change in the year	(462,476)	(33,543)

Balance at end of the year	692,839	1,155,315

	(Millions of yen)
	Year ended March 31
	2009	2008
Treasury stock
Balance at beginning of the year	(78,296)	(77,717)
Change in the year
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	3,832	2,947

Total change in the year	3,742	(579)

Balance at end of the year	(74,554)	(78,296)

Total shareholders’ equity
Balance at beginning of the year	1,372,324	1,407,903
Change in the year
Issuance of new shares	277,930	—
Cash dividends	(64,924)	(86,866)
Net income (loss)	(394,545)	53,985
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	826	828

Total change in the year	(180,804)	(35,579)

Balance at end of the year	1,191,520	1,372,324

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	34,914	67,013
Change in the year
Other-net	(18,756)	(32,099)

Total change in the year	(18,756)	(32,099)

Balance at end of the year	16,157	34,914

Deferred gains or loss on hedges
Balance at beginning of the year	5,023	(812)
Change in the year
Other-net	3,433	5,835

Total change in the year	3,433	5,835

Balance at end of the year	8,456	5,023

Total valuation and translation adjustments
Balance at beginning of the year	39,936	66,201
Change in the year
Other-net	(15,323)	(26,265)

Total change in the year	(15,323)	(26,265)

Balance at end of the year	24,613	39,936

Stock acquisition rights
Balance at beginning of the year	11,401	1,224
Change in the year
Other-net	15,715	10,177

Total change in the year	15,715	10,177

Balance at end of the year	27,116	11,401

Total net assets
Balance at beginning of the year	1,423,661	1,475,328
Change in the year
Issuance of new shares	277,930	—
Cash dividends	(64,924)	(86,866)
Net income (loss)	(394,545)	53,985
Purchases of treasury stock	(91)	(3,525)
Disposal of treasury stock	826	828
Other-net	392	(16,088)

Total change in the year	(180,412)	(51,667)

Balance at end of the year	1,243,249	1,423,661

(4)	Events or conditions that may cast significant doubt in assumption as a going concern (UNAUDITED)

None.

6.	Other

(1)	Changes of directors

Not applicable.

Reference Information

Unconsolidated Financial Information of Major Consolidated Entities

(UNAUDITED)

The unconsolidated financial information, prepared under Japanese GAAP, is presented for the following entities;

-Nomura Securities Co., Ltd. Financial Information

*  The amounts are rounded to the nearest million.

Nomura Securities Co., Ltd.

Unconsolidated Balance Sheet Information

	(Millions of yen)
	March 31, 2009	March 31, 2008	Increase/(Decrease)
ASSETS
Current Assets	12,682,853	13,094,317	(411,465)

Cash and time deposits	246,865	99,821	147,044
Deposits with exchanges and other segregated cash	692	50,692	(50,000)
Trading assets:	6,377,645	6,012,280	365,365
Trading securities	4,976,307	4,973,376	2,931
Derivative contracts	1,401,338	1,038,904	362,435
Net receivables arising from pre-settlement date trades	590,008	—	590,008
Margin account assets:	62,478	165,368	(102,889)
Loans to customers in margin transactions	45,976	143,666	(97,690)
Cash collateral to securities finance companies	16,503	21,701	(5,199)
Loans with securities as collateral:	4,920,428	6,235,494	(1,315,067)
Cash collateral for securities borrowed	4,246,174	5,373,927	(1,127,752)
Loans in gensaki transactions	674,253	861,568	(187,314)
Receivables from customers and others	4,385	1,319	3,065
Short-term guarantee deposits	296,310	339,539	(43,228)
Short-term loans receivable	3,761	37,125	(33,364)
Deferred tax assets	107,470	106,066	1,403
Other current assets	72,823	46,646	26,177
Allowance for doubtful accounts	(11)	(32)	21

Fixed Assets	113,611	77,385	36,226

Tangible fixed assets	114	58	56
Intangible assets	7,177	1,672	5,505
Investments and others	106,320	75,655	30,665
Investment securities	195	195	—
Deferred tax assets	57,737	41,262	16,475
Other investments	48,937	34,865	14,072
Allowance for doubtful accounts	(549)	(667)	118

TOTAL ASSETS	12,796,464	13,171,702	(375,238)

	(Millions of yen)
	March 31, 2009	March 31, 2008	Increase/ (Decrease)
LIABILITIES
Current Liabilities	11,059,662	11,605,224	(545,562)

Trading liabilities:	2,129,948	2,887,090	(757,143)
Trading securities	1,706,193	2,277,593	(571,401)
Derivative contracts	423,755	609,497	(185,742)
Net payables arising from pre-settlement date trades	—	8,048	(8,048)
Margin account liabilities:	38,194	13,144	25,050
Borrowings from securities finance companies	1,203	2,736	(1,533)
Customer margin sale proceeds	36,991	10,408	26,583
Borrowings with securities as collateral:	3,345,360	3,977,051	(631,691)
Cash collateral for securities loaned	1,404,061	2,688,318	(1,284,258)
Borrowings in gensaki transactions	1,941,299	1,288,732	652,567
Payables to customers and others	113,075	137,213	(24,138)
Guarantee deposits received	792,365	95,581	696,784
Short-term borrowings	4,254,146	3,911,100	343,046
Short-term bonds payable	315,900	336,500	(20,600)
Bond due within one year	—	100,000	(100,000)
Accrued income taxes	179	12,307	(12,128)
Accounts payable	6,416	61,649	(55,233)
Accrued bonuses for employees	22,692	15,200	7,492
Other current liabilities	41,388	50,341	(8,953)
Long-term Liabilities	1,009,831	701,840	307,990

Bonds payable	224,287	224,285	1
Long-term borrowings	692,700	404,400	288,300
Reserve for retirement benefits	55,704	62,523	(6,820)
Other long-term liabilities	37,140	10,632	26,509
Statutory Reserves	5,519	5,626	(107)

Reserve for financial instruments transactions	5,519	—	—
Reserve for securities transactions	—	5,626	—

TOTAL LIABILITIES	12,075,012	12,312,691	(237,679)

NET ASSETS
Shareholder’s equity	719,322	857,535	(138,214)
Common stock	10,000	10,000	—
Capital reserves	529,579	529,579	—
Additional paid-in capital	529,579	529,579	—
Earned surplus	179,743	317,957	(138,214)
Other Earned surplus	179,743	317,957	(138,214)
General reserve	63,000	63,000	—
Earned surplus carried forward	116,743	254,957	(138,214)
Valuation and translation adjustments	2,131	1,476	654
Deferred gains or loss on hedges	2,131	1,476	654

TOTAL NET ASSETS	721,453	859,012	(137,559)

TOTAL LIABILITIES AND NET ASSETS	12,796,464	13,171,702	(375,238)

Nomura Securities Co., Ltd.

Unconsolidated Income Statement Information

	(Millions of yen except percentages)
	For the year ended March 31, 2009(A)	For the year ended March 31, 2008(B)	% Change (A-B)/(B)
Operating revenue	502,201	710,537	(29.3)%

Commissions	281,769	397,399	(29.1)
Net gain on trading	96,642	162,176	(40.4)
Net gain on other inventories	12	15	(23.5)
Interest and dividend income	123,779	150,946	(18.0)
Interest expenses	116,499	108,272	7.6

Net operating revenue	385,702	602,265	(36.0)

Selling, general and administrative expenses	445,994	437,126	2.0

Transaction-related expenses	70,525	83,323	(15.4)
Compensation and benefits	173,912	167,625	3.8
Rental and maintenance	52,938	49,726	6.5
Data processing and office supplies	137,159	123,378	11.2
Others	11,459	13,074	(12.3)

Operating income (loss)	(60,292)	165,138	—

Non-operating income	2,404	1,608	49.5
Non-operating expenses	2,187	2,013	8.7

Ordinary income (loss)	(60,075)	164,734	—

Special profits	1,847	1,667	10.8
Gains due to the exemption from payments of share-based compensation	1,739	1,667	4.3
Reversal of reserve for financial instruments transactions	107	—	—
Special losses	4,010	1,281	213.1
Loss on transition to defined contribution pension plan	4,010	—	—
Reserve for securities transactions	—	1,281	—

Income (loss) before income taxes	(62,238)	165,120	—

Income taxes - current	(6,396)	93,022	—

Income taxes - deferred	(18,333)	(28,078)	—

Net income (loss)	(37,509)	100,177	—

Nomura Securities Co., Ltd.

Quarterly Income Statement Information

	(Millions of yen)
	For the Quarter from April 1, 2008 to June 30, 2008	For the Quarter from July 1, 2008 to September 30, 2008	For the Quarter from October 1, 2008 to December 31, 2008	For the Quarter from January 1, 2009 to March 31, 2009	Year Ended March 31, 2009
Operating revenue	158,921	113,660	60,021	169,599	502,201

Commissions	74,152	72,669	69,899	65,048	281,769
Net gain (loss) on trading	41,554	14,938	(47,779)	87,929	96,642
Net gain on other inventories	2	4	3	3	12
Interest and dividend income	43,214	26,049	37,897	16,618	123,779

Interest expenses	37,236	24,795	36,629	17,838	116,499

Net operating revenue	121,685	88,865	23,392	151,760	385,702

Selling, general and administrative expenses	102,737	104,383	115,666	123,208	445,994

Transaction-related expenses	16,177	18,221	17,181	18,946	70,525
Compensation and benefits	40,780	39,063	46,836	47,232	173,912
Rental and maintenance	12,047	12,177	14,393	14,321	52,938
Data processing and office supplies	30,734	32,250	34,497	39,678	137,159
Other	2,998	2,672	2,759	3,030	11,459

Operating income (loss)	18,948	(15,518)	(92,274)	28,552	(60,292)

Non-operating income	212	1,590	184	418	2,404
Non-operating expenses	289	516	594	789	2,187

Ordinary income (loss)	18,871	(14,444)	(92,685)	28,182	(60,075)

Special profits	532	444	437	434	1,847
Gains due to the exemption from payments of share-based compensation	462	406	425	446	1,739
Reversal of allowance for doubtful accounts	1	—	(1)	—	—
Reversal of reserve for financial instruments transactions	70	38	13	(12)	107
Special losses	—	—	6,860	(2,851)	4,010
Loss on transition to defined contribution pension plan	—	—	6,860	(2,851)	4,010

Income (loss) before income taxes	19,404	(14,000)	(99,107)	31,466	(62,238)

Income taxes - current	(3,996)	12,603	(23,590)	8,586	(6,396)

Income taxes - deferred	9,835	(18,555)	(19,562)	9,948	(18,333)

Net income (loss)	13,564	(8,048)	(55,956)	12,932	(37,509)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

1. Commission Revenues

(1) Breakdown by Category

	(Millions of yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Brokerage commissions	83,981	115,401	(27.2	) %

(Stocks)	78,363	109,023	(28.1)
Underwriting commissions	20,010	27,941	(28.4)

(Stocks)	14,242	24,117	(40.9)
(Bonds)	5,768	3,824	50.8
Distribution commissions	76,382	122,744	(37.8)

(Investment trust certificates)	75,815	121,150	(37.4)
Other commissions	101,396	131,313	(22.8)

(Investment trust certificates)	50,271	64,246	(21.8)

Total	281,769	397,399	(29.1)

(2) Breakdown by Product

	(Millions of yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Stocks	96,825	139,689	(30.7)%
Bonds	9,054	9,760	(7.2)
Investment trust certificates	131,054	189,737	(30.9)
Others	44,835	58,213	(23.0)

Total	281,769	397,399	(29.1)

2. Net Gain (Loss) on Trading

	(Millions of yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Stocks	(36,283)	38,022	—%
Bonds and forex	132,925	124,154	7.1

Total	96,642	162,176	(40.4)

NOMURA SECURITIES CO., LTD.

SUPPLEMENTARY INFORMATION

3. Stock Trading (excluding futures transactions)

	(Millions of shares or yen except per share data and percentages)
	Year Ended				% Change (A-B)/(B)
	March 31, 2009 (A)		March 31, 2008 (B)
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount
Total	75,098	74,068,564	74,537	106,650,507	0.8%	(30.6)%

(Brokerage)	46,600	45,202,796	45,558	63,741,516	2.3	(29.1)
(Proprietary Trading)	28,498	28,865,768	28,979	42,908,991	(1.7)	(32.7)

Brokerage / Total	62.1%	61.0%	61.1%	59.8%

TSE Share	6.3%	6.7%	6.0%	6.6%

Brokerage Commission per share (yen)	1.65		2.37

4. Underwriting, Subscription, and Distribution

	(Millions of shares or yen except percentages)
	Year Ended		% Change (A-B)/(B)
	March 31, 2009 (A)	March 31, 2008 (B)
Underwriting
Stocks (number of shares)	432	141	206.8%
(yen amount)	511,831	710,200	(27.9)
Bonds (face value)	6,042,417	6,995,085	(13.6)
Investment trust certificates (yen amount)	—	—	—
Beneficial interest (face value)	—	11,800	—
Subscription and Distribution*
Stocks (number of shares)	471	295	59.7
(yen amount)	407,583	835,801	(51.2)
Bonds (face value)	3,005,057	3,750,872	(19.9)
Investment trust certificates (yen amount)	14,658,925	20,429,301	(28.2)
Beneficial interest (face value)	—	3,000	—

*	Includes secondary offering and private placement.

5. Capital Adequacy Ratio

				(Rounded down to millions of yen except percentages)
				March 31, 2009	March 31, 2008	Increase/ (Decrease)
Tier I		(A	)	719,321	756,830	(37,509)

Tier II	Valuation and translation adjustments			2,130	1,476	654
	Statutory reserves			5,518	5,626	(108)
	Allowance for doubtful accounts			11	32	(21)
	Subordinated debt			606,085	516,085	90,000

	Total	(B	)	613,747	523,220	90,527

Illiquid Asset		(C	)	136,123	145,932	(9,809)

Net Capital (A) + (B) - (C) =		(D	)	1,196,946	1,134,117	62,829

Risk	Market risk			99,113	108,263	(9,150)
	Counterparty risk			210,482	259,810	(49,328)
	Basic risk			135,675	132,823	2,852

	Total	(E	)	445,271	500,896	(55,625)

Capital Adequacy Ratio		(D	)/(E)	268.8%	226.4%	42.4%